

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2018

Sandip Kapadia
Chief Financial Officer
Intercept Pharmaceuticals, Inc.
450 West 15th Street
Suite 505
New York, NY 10011

      Re: Intercept Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 1, 2017
           File No. 001-35668

Dear Mr. Kapadia:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                        Division of Corporation Finance
                        Office of Healthcare & Insurance